UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Rochester Medical Corporation

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

771497 10 1

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 771497 10 1	Page 2 of 5

(1)	Name of reporting persons: I.R.S. Identification Nos. of above persons (entities only): Anthony J. Conway
(2)	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
(3)	SEC use only:
(4)	Citizenship or place of organization: United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 1,043,404
(6) Shared voting power: 63,755
(7) Sole dispositive power: 1,043,404
(8) Shared dispositive power: 63,755
(9)	Aggregate amount beneficially owned by each reporting person: 1,107,159
(10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row 9: 9.0%
(12)	Type of reporting person: IN

Item 1(a).	Name of issuer:

Rochester Medical Corporation

Item 1(b).	Address of issuer’s principal executive offices:

One Rochester Medical Drive, Stewartville, Minnesota 55976

Item 2(a).	Names of person filing:

Anthony J. Conway

Item 2(b).	Address of principal business office:

One Rochester Medical Drive, Stewartville, Minnesota 55976

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of class of securities:

Common Stock, without par value

Item 2(e). CUSIP No.:

771497 10 1

Item 3.	If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

(a) Amount beneficially owned:

As of December 31, 2011, Mr. Conway beneficially owned 1,107,159 shares of Rochester Medical Corporation, which amount includes: (i) 1,043,404 shares beneficially owned by Mr. Conway, which includes 207,000 shares issuable upon exercise of currently outstanding options, over which he has sole voting power and sole dispositive power, and (ii) 63,755 shares beneficially owned by Mr. Conway’s spouse, over which he has shared voting power and shared dispositive power.

(b) Percent of class:

9.0% beneficially owned by Mr. Conway. The calculation of the percentage of Mr. Conway’s beneficial ownership is based on 12,043,167 shares of Rochester Medical Corporation common stock outstanding as of December 20, 2011, as reported by Rochester Medical Corporation in its Schedule 14A, dated December 23, 2011. Shares of common stock subject to options that are currently exercisable or are exercisable within 60 days of December 31, 2011 are deemed to be outstanding for the purpose of computing the percentage.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

1,043,404

(ii) Shared power to vote or to direct the vote:

63,755

(iii) Sole power to dispose or to direct the disposition of:

1,043,404

(iv) Shared power to dispose or to direct the disposition of:

63,755

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquires the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2012

/s/ Anthony J. Conway
Signature

Anthony J. Conway
Name